UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

20160013

December 16, 2016

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: Dover Corporation
Incoming letter dated December 2, 2016

Dear Mr. Gerber:

This is in response to your letter dated December 2, 2016 concerning the shareholder proposal submitted to Dover by John Chevedden. We also have received letters from the proponent dated December 4, 2016, December 14, 2016 and December 15, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

December 16, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Dover Corporation
Incoming letter dated December 2, 2016

The proposal requests that the board take the steps necessary so that each voting requirement in Dover's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that Dover may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Dover will provide shareholders at its 2017 annual meeting with an opportunity to approve amendments to its certificate of incorporation, which, if approved, will eliminate the only two supermajority voting provisions in Dover's governing documents. Accordingly, we will not recommend enforcement action to the Commission if Dover omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 15, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Dover Corporation (DOV)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 2, 2016 no-action request.

The 2017 proposal asked the company to "take the steps necessary" to adopt simple majority voting. However the company failed to address how it is going to take the steps necessary in light of its past failure to obtain the necessary votes in 2014 per the attached pages.

In 2014 the company even stated that a 2013 rule 14a-8 simple majority vote proposal won a majority vote. The 2013 proposal asked Dover to "take all the steps necessary" to adopt simple majority voting. Clearly the company failed to take the necessary steps in 2014. The company needs to explain how it is going to avoid a repeat failure in 2017. The company should have volunteered this information in the first place.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Ivonne M. Cabrera <imc@dovercorp.com>

Item 3.03 Material Modification to Rights of Security Holders.

The information set forth in Items 5.03 and 5.07 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or By-Laws; Change in Fiscal Year.

As discussed below, at the Annual Meeting of Shareholders of Dover Corporation (the "Company"), held on May 1, 2014, the Company's shareholders approved an amendment to Article 14 of the Company's Restated Certificate of Incorporation and approved an amendment to Section 3 of Article II of the Company's By-Laws. Following the Annual Meeting of Shareholders, the Company's Board of Directors, also on May 1, 2014, approved the further restatement of the Company's Restated Certificate of Incorporation so as to integrate into a single document the Restated Certificate of Incorporation, the amendment to Article 14 thereof and Certificates of Correction thereto previously filed with the Secretary of State's office of the State of Delaware. The Board of Directors also approved the restatement of the Company's By-Laws to integrate into the By-Laws the amendment to Section 3 of Article II thereof approved by the shareholders at the Annual Meeting.

The Fourth Restated Certificate of Incorporation (as filed with the Secretary of State's Office of the State of Delaware and effective on May 2, 2014) and the Restated By-Laws (as effective as of May 1, 2014) are attached hereto as Exhibits 3(i)(a) and 3(ii)(a), respectively.

Item 5.07 Submission of Matters to a Vote of Security Holders.

The Company held its Annual Meeting of Shareholders on May 1, 2014, at which meeting the shareholders:

- elected the twelve directors listed below;
- ratified the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2014;
- reapproved the performance criteria under the Executive Officer Annual Incentive Plan as required periodically under Section 162(m) of the Internal Revenue Code;
- approved, on an advisory basis, named executive officer compensation;
- approved amendments to Article 14 of the Company's Restated Certificate of Incorporation eliminating the super-majority voting requirements in Article 14; and
- approved an amendment to Section 3 of Article II of the Company's By-Laws to permit shareholders to call a special meeting.

The shareholders also voted on proposals to amend Articles 15 and 16 of the Company's Restated Certificate of Incorporation to eliminate the super-majority voting requirement to amend such Articles. Those proposals did not pass, as passage required the affirmative vote of at least 80% of the outstanding shares of common stock. The proposals to amend Articles 15 and 16 received the affirmative vote of 76.6% and 76.6% of the outstanding shares of common stock, respectively.

FAILED VOTE

Dover Corporation
3005 Highland Parkway
Downers Grove, Illinois 60515

Notice of Annual Meeting of Shareholders

March 19, 2014

Dear Fellow Shareholder:

You are cordially invited to attend our Annual Meeting of Shareholders at the Four Seasons Hotel, 120 East Delaware Place, Chicago, Illinois 60611, on May 1, 2014 at 1:00 p.m. local time, to be held for the following purposes:

1. To elect twelve directors;
2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2014;
3. To reapprove the performance criteria under our Executive Officer Annual Incentive Plan;
4. To approve, on an advisory basis, named executive officer compensation;
5. To approve amendments to Article 14 of our Restated Certificate of Incorporation;
6. To approve amendments to Article 15 of our Restated Certificate of Incorporation;
7. To approve amendments to Article 16 of our Restated Certificate of Incorporation;
8. To approve an amendment to our By-Laws to permit shareholders to call a special meeting; and
9. To consider such other business as may properly come before the Annual Meeting.

All holders of record at the close of business on March 10, 2014 are entitled to notice of and to vote at the meeting or any adjournments thereof. **We urge you to vote your shares as soon as possible.**

By authority of the Board of Directors,

IVONNE M. CABRERA
Secretary

This vote is not intended to address any specific item of compensation but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we ask our shareholders to vote "FOR" the following resolution at the Meeting:

> "RESOLVED, that Dover's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in Dover's Proxy Statement for the 2014 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosures."

The say-on-pay vote is advisory and therefore not binding on Dover, our Compensation Committee or our Board of Directors. Our Board of Directors and our Compensation Committee value the opinions of our shareholders and, to the extent there is any significant vote against the NEO compensation as disclosed in this Proxy Statement, we will consider our shareholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

Background of Proposals 5 through 7

Our Board of Directors, as part of its continuing review of corporate governance matters, after careful consideration and upon the recommendation by the Governance and Nominating Committee, has adopted and now recommends that shareholders approve amendments to our Restated Certificate of Incorporation (the "charter") to eliminate the supermajority voting provisions contained therein, which are limited to the following matters:

- shareholder vote required to approve certain "business combinations" with a "related person" (beneficial holder of 15% or more of our shares), and any amendment to the charter containing provisions relating thereto (**Proposal 5**);
- amendments to the charter relating to certain share repurchases from "interested stockholders" (beneficial holder of 5% or more of our shares, unless held for more than four years) or the ability for shareholders to use cumulative voting in the election of directors once there is a "substantial stockholder" (beneficial holder of 40% or more of our shares) (**Proposal 6**); and
- amendments to the charter provision that prohibits action by written consent of shareholders (**Proposal 7**).

At our 2013 Annual Meeting of Shareholders, a non-binding shareholder proposal requesting Dover to take all steps necessary, in compliance with applicable law, to remove supermajority voting requirements from our governance documents received the support of the holders of approximately 62% of our outstanding common stock (approximately 78% of the shares voting and approximately 72% of the shares present at the meeting).

Our Board and the Governance and Nominating Committee believe that adherence to sound corporate governance policies and practices is important, and they are committed to ensuring that Dover is governed and managed with the highest standards of responsibility, ethics and integrity and in the best interests of its shareholders. To that end, our Board and Governance and Nominating Committee have carefully considered the advantages and disadvantages of Dover's current supermajority voting provisions. Under Dover's existing governing documents, a majority vote requirement applies to almost all matters submitted to a vote. There are no supermajority provisions in our by-laws and the only supermajority provisions in our charter are described above and subject to Proposals 5 through 7.

[DOV: Rule 14a-8 Proposal, October 19, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our charter and bylaws.

Unfortunately our management did not make enough effort to support its own proposal on this same topic at our 2014 annual meeting.

Please vote to enhance shareholder value:

Simple Majority Vote – Proposal [4]

[The above line is for publication.]

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 14, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Dover Corporation (DOV)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 2, 2016 no-action request.

The company no action request is still incomplete. The company has continued its failure to provide all the company / proponent correspondence prior to its no action request in spite of the proponent December 4, 2016 letter to the Staff.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Ivonne M. Cabrera <imc@dovercorp.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 4, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Dover Corporation (DOV)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 2, 2016 no-action request.

This prominent outside law firm did not give an excuse for its failure to include important proponent/company communication that was at least an attempt to avoid a no action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Ivonne M. Cabrera <imc@dovercorp.com>

[DOV: Rule 14a-8 Proposal, October 19, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our charter and bylaws.

Unfortunately our management did not make enough effort to support its own proposal on this same topic at our 2014 annual meeting.

Please vote to enhance shareholder value:

Simple Majority Vote – Proposal [4]

[The above line is for publication.]

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7233
DIRECT FAX
202-661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

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BY EMAIL (shareholderproposals@sec.gov)

December 2, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Dover Corporation – 2017 Annual Meeting
Omission of Shareholder Proposal of John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, Dover Corporation, a Delaware corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by John Chevedden (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the Company.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2017 proxy materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

III. Background

A. The Proposal

The Company received the Proposal via email on October 19, 2016, accompanied by a cover letter from the Proponent. On October 20, 2016, the Company sent a letter to the Proponent via email informing him that the Company was unable to confirm his status as a registered holder of Company common stock as of the date of the Proposal (the "Deficiency Letter"). On October 21, 2016, via email, the Company received a letter from Fidelity Investments (the "Broker Letter") confirming that the Proponent beneficially held the requisite number of shares. Copies of the Proposal, cover letter, Deficiency Letter, and Broker Letter are attached hereto as Exhibit A.

B. The Company's Charter Amendment

The Company's Fourth Restated Certificate of Incorporation (the "Certificate of Incorporation") contains two provisions calling for a supermajority vote of shareholders. Article Fifteenth of the Certificate of Incorporation governs certain share repurchases from "interested stockholders" and allows cumulative voting in director elections once there is a "substantial stockholder." Subsection (E) of Article Fifteenth currently provides that any amendment, alteration, change or repeal of Article Fifteenth must be approved, subject to certain exceptions, by the affirmative vote of the holders of at least 80% of the Company's outstanding voting shares (the "Article Fifteenth Amendment Provision"). Article Sixteenth of the Certificate of Incorporation prohibits shareholder action by written consent. The second paragraph of Article Sixteenth currently provides that any amendment, alteration, change or repeal of Article Sixteenth must be approved, subject to certain exceptions, by the affirmative vote of the holders of at least 80% of the Company's outstanding voting shares (the "Article Sixteenth Amendment Provision"). The Company's Amended and Restated By-laws do not contain any provisions that call for a supermajority vote of shareholders.

On November 4, 2016, the Company's Board of Directors (the "Board") adopted resolutions that approved amending the Certificate of Incorporation to delete the Article Fifteenth Amendment Provision and the Article Sixteenth Amendment Provision, declared such amendments advisable and in the best interest of the Company and its stockholders, directed that such amendments be submitted to stockholders for adoption at the next annual meeting and recommended that stockholders vote to adopt the amendments. In the event that stockholders at the 2017 annual meeting approve the amendments to delete the Article Fifteenth Amendment Provision and the Article Sixteenth Amendment Provision, any future amendments to Article Fifteenth or Article Sixteenth of the Certificate of Incorporation would require the approval of a majority of the outstanding shares of common stock pursuant to Section 242 of the Delaware General Corporation Law (the "DGCL"). The text of the proposed amendments to Article Fifteenth and Article Sixteenth, in which proposed deletions are reflected in red "strikethrough" text, are attached hereto as Exhibit B.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 34-12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has permitted exclusion under Rule 14a-8(i)(10) when the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *See, e.g.*, *Exxon Mobil Corp.* (Mar. 17, 2015) (permitting exclusion of a proposal requesting that the company commit to increasing the dollar amount authorized for capital distributions to shareholders through dividends or share buybacks where the company's long-standing capital allocation strategy and related "policies practices and procedures compare[d] favorably with the guidelines of the proposal and…therefore, substantially implemented the proposal"); *Walgreen Co.* (Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of certain supermajority vote requirements where the company's elimination from its governing documents of all but one such requirement "compare[d] favorably with the guidelines of the proposal"); *General Dynamics Corp.* (Feb. 6, 2009) (permitting exclusion of a proposal requesting a 10% ownership threshold for special meetings where the company planned to adopt a special meeting bylaw with an ownership threshold of 10% for special meetings called by one shareholder and 25% for special meetings called by a group of shareholders).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a company already addressed the underlying concerns and satisfied the essential objective of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. *See, e.g.*, *Masco Corp.* (Mar. 29, 1999) (permitting exclusion on substantial implementation grounds where the company adopted a version of the proposal with slight modifications and clarification as to one of its terms); *see also MGM Resorts International* (Feb. 28, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on the company's sustainability policies and performance, including multiple objective statistical indicators, where the company published an annual sustainability report); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion on substantial implementation grounds of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company had adopted corporate political contributions guidelines); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion on substantial implementation grounds of a proposal directing management to verify employment legitimacy of U.S. employees and to terminate employees not in compliance where the company confirmed it complied with existing federal law to verify employment eligibility and terminate unauthorized employees); *The Gap Inc.* (Mar. 16, 2001) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on child labor practices of the company's suppliers where the company had established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs and discussed child labor issues with shareholders).

The text of the Proposal makes clear that the Proposal's essential objective is to remove the supermajority vote requirements contained in the Certificate of Incorporation. Applying the principles described above, the Staff has consistently permitted exclusion under Rule 14a-8(i)(10) of proposals, substantially similar to the Proposal, seeking to eliminate supermajority vote provisions where the board lacked unilateral authority to adopt the amendments (which is the case here), but substantially implemented the proposal by approving the proposed amendments and directing that they be submitted for shareholder approval at the next annual meeting. *See, e.g.*, *AECOM* (Nov. 1, 2016) (permitting exclusion of a proposal under Rule 14a-8(i)(10) where the company planned to provide shareholders at the next annual meeting "with an opportunity to approve an amendment to [the company's] certificate of incorporation, approval of which will result in the removal of the lone supermajority voting provision in [the company's] governing documents"); *The Brink's Co.* (Feb. 5, 2015) (permitting exclusion of a proposal under Rule 14a-8(i)(10) where the company planned to provide shareholders at the next annual meeting "with an opportunity to approve amendments to [the company's] articles of incorporation that would replace each provision that calls for a supermajority vote with a majority vote requirement"); *Visa Inc.* (Nov. 14, 2014) (permitting exclusion of a proposal under Rule 14a-8(i)(10) where the company planned to provide shareholders at the next annual meeting "with an opportunity to approve amendments to [the company's] certificate of incorporation and bylaws that would replace each provision that calls for a supermajority vote with a majority vote requirement"); *McKesson Corp.* (Apr. 8, 2011) (permitting exclusion of a proposal under Rule 14a-8(i)(10) where the company planned to provide shareholders at the next annual meeting "with an opportunity to approve amendments to [the company's] certificate of incorporation").

In addition, the Staff has consistently permitted exclusion under Rule 14a-8(i)(10) of a proposal seeking to eliminate supermajority vote provisions where the amendments to the company's governing documents resulted in replacing each supermajority vote requirement with a majority of the outstanding shares vote requirement. *See, e.g.*, *AECOM* (Nov. 1, 2016) (permitting exclusion of a proposal under Rule 14a-8(i)(10) where the amendment to the company's certificate of incorporation would result in a majority of outstanding shares vote requirement pursuant to the DGCL); *The Brink's Co.* (Feb. 5, 2015) (permitting exclusion of a proposal under Rule 14a-8(i)(10) where the amendment to the company's articles of incorporation would result in a majority of outstanding shares vote requirement pursuant to Virginia corporate law); *Visa Inc.* (Nov. 14, 2014) (permitting exclusion of a proposal under Rule 14a-8(i)(10) where amendments to the company's certificate of incorporation and bylaws would replace each supermajority vote requirement with a majority of the outstanding shares vote requirement); *Hewlett-Packard Co.* (Dec. 19, 2013) (permitting exclusion of a proposal under Rule 14a-8(i)(10) where the bylaw amendments replacing each supermajority vote requirement with a majority of the outstanding shares vote requirement "compare[d] favorably with the guidelines of the proposal").

As in the foregoing letters, the proposed amendments to the Company's Certificate of Incorporation substantially implement the Proposal. Specifically, the Company's stockholders will be asked at the Company's 2017 annual meeting to vote to adopt amendments that would, if approved, delete the Article Fifteenth Amendment Provision and the Article Sixteenth Amendment Provision, thereby eliminating the only two supermajority vote requirements in the Company's governing documents. As a result, the Company has addressed the essential objective of the Proposal.

Accordingly, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

V. Conclusion

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,

Marc S. Gerber

Enclosures

cc: John Chevedden

EXHIBIT A

(see attached)

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Ms. Ivonne M. Cabrera
Corporate Secretary
Dover Corporation (DOV)
3005 Highland Pkwy
Downers Grove, IL 60515
PH: 630 541-1540
FX: 630 743-2671

Dear Ms. Cabrera,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

October 19, 2016
Date

cc: Alison Rhoten <arhoten@dovercorp.com>
Deputy General Counsel
PH: 630-743-2544

[DOV: Rule 14a-8 Proposal, October 19, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our charter and bylaws.

Unfortunately our management did not make enough effort to support its own proposal on this same topic at our 2014 annual meeting.

Please vote to enhance shareholder value:

Simple Majority Vote – Proposal [4]

[The above line is for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

FISMA & OMB Memorandum M-07-16

DOVER

3005 Highland Parkway
Downers Grove, IL 60515

Ivonne M. Cabrera
Senior Vice President
General Counsel & Secretary

Phone: (630) 743-5024
Fax: (630) 743-2670
Email:imc@dovercorp.com

VIA UPS AND EMAIL

John Chevedden

FISMA & OMB Memorandum M-07-16

RE: Notice of Deficiency

Dear Mr. Chevedden:

I am writing to acknowledge receipt of the shareholder proposal (the "Proposal") you submitted to Dover Corporation pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Dover's proxy materials for the 2017 Annual Meeting of Shareholders (the "Annual Meeting").

Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Dover's common stock for at least one year, preceding and including the date that the proposal was submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Dover common stock. Please provide a written statement from the record holder of your shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time you submitted the Proposal, which was October 19, 2016, you had beneficially held the requisite number of shares of Dover common stock continuously for at least one year preceding and including October 19, 2016.

In order to determine if the bank or broker holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories. If the bank or broker holding your shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Dover common stock, please see Rule 14a-8(b)(2) in Exhibit A.

The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Dover reserves the right to seek relief from the SEC as appropriate.

Very truly yours,

IM Cabrera

Ivonne M. Cabrera
Senior Vice President, General Counsel and
Secretary

Enclosure

EXHIBIT A

[ATTACHED]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

Personal Investing

P.O. Box 770001
Covington, KY 45277-0045

Fidelity INVESTMENTS

October 21, 2016

John R. Chevedden
Via facsimile to: ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 200 shares of Bank of America Corporation (CUSIP: 060505104, trading symbol: BAC), no fewer than 50 shares of HCA Holdings, Inc. (CUSIP: 40412C101, trading symbol: HCA), no fewer than 50 shares of United Parcel Service (CUSIP: 911312106, trading symbol: UPS), no fewer than 100 shares of Paccar, Inc. (CUSIP: 693718108, trading symbol: PCAR) and no fewer than 50 shares of Dover Corp. (CUSIP: 260003108, trading symbol: DOV) since July 1, 2015.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W505929-21OCT16

<u>EXHIBIT B</u>

(see attached)

Proposed Amendments to the Certificate of Incorporation

FIFTEENTH: (A) (1) Except as otherwise expressly provided in paragraph (A)(2) below, any purchase by the corporation, or any subsidiary of the corporation, of Voting Shares (as hereinafter defined) from a person or persons known by the corporation to be an Interested Stockholder (as hereinafter defined) at a per share price in excess of the Market Price (as hereinafter defined) at the time of such purchase of the shares so purchased, shall require the affirmative vote of not less than a majority of the votes entitled to be cast by the holders of all then outstanding Voting Shares not beneficially owned by the Interested Stockholder, voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage or separate class vote may be specified, by law or in any agreement with any national securities exchange or otherwise.

(2) The provisions of Paragraph (A)(1) of this Article Fifteenth shall not be applicable to any purchase of Voting Shares, if such purchase is pursuant to (i) an offer, made available on the same terms, to the holders of all of the outstanding shares of the same class of those purchased or (ii) a purchase program effected on the open market and not the result of a privately-negotiated transaction.

(B) (1) In the event that there shall exist a Substantial Stockholder (as hereinafter defined) of the corporation and such existence shall be known or made known to the corporation in advance of a meeting of stockholders at which directors will be elected, each holder of Voting Shares shall be entitled, in connection with any vote taken for such election of directors, to as many votes as shall equal the number of votes which (except for this provision as to cumulative voting) such stockholder would be entitled to cast for the election of directors with respect to such stockholder's Voting Shares multiplied by the number of directors to be elected, and such stockholder may cast all of such votes for a single director may distribute them among the number of directors to be voted for, or for any two or more of them as such stockholder may see fit.

(2) In connection with any election of directors in which stockholders are entitled to cumulative voting:

(a) The Board of Directors shall appoint a committee (the "Committee") consisting of three Directors.

(b) The Committee shall send to all stockholders of the corporation entitled to vote in the election of directors at least 90 days in advance of such election a written notice informing stockholders (i) that the cumulative voting provisions of this Article will be in effect, (ii) that persons meeting the eligibility requirements of subparagraph (B)(2)(c) may submit nominations to the Committee, if such nominations are received at least 60 days in advance of the election and contain relevant information concerning the nominee, including all information required to be included in a proxy statement under the Securities and Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations), and the nominee's consent to be nominated, and (iii) as to the time, place and date of the meeting at which such election will be held.

(c) The Committee will review all nominees, and the corporation's proxy materials being prepared in connection with such meeting will include information relating to, and afford stockholders the opportunity to vote for, all nominees who are included by the Committee in the corporation's proxy materials. The Committee shall be required to include in such proxy materials at least one nominee of each stockholder or group of stockholders who beneficially own Voting Shares with a Market Price (as herein defined) of at least $250,000 at the time notice of such meeting is sent to stockholders and who submit the information required with respect to such nominee under subparagraph (B)(2)(b). The Committee may include more than one nominee of such person or persons, provided that the number of nominees included by the Committee which are submitted by any one person or group of persons may not exceed the number of directors to be elected at such a meeting.

(d) The corporation's proxy statement and other communications with respect to the election shall contain, on an equal basis and at the expense of the corporation, descriptions and other statements of or with respect to all nominees for election which qualify under the procedures set forth in this Article.

(3) If necessary to assure that the provisions of this Paragraph (B) are fairly applied and complied with, the Board of Directors may postpone any meeting of stockholders to which this Article would apply for such period of time as shall be necessary to permit the Committee to perform its responsibilities hereunder.

(4) Notwithstanding any other provision which may be contained from time to time in this Certificate of Incorporation or the by-laws of the corporation concerning the manner in which the size of the Board of Directors of the corporation may be established or changed, in the event that a person becomes a Substantial Stockholder, the number of directors at the time such person becomes a Substantial Stockholder shall remain fixed and may not be changed by the Board of Directors or the stockholders until such time as such person is no longer a Substantial Stockholder.

(C) For purposes of this Article Fifteenth:

(1) "Interested Stockholder" shall mean any person (other than the corporation or any Subsidiary; and other than any profit sharing, employee stock ownership, or other employee benefit plan of the corporation or any subsidiary, or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who or which:

(a) is the beneficial owner, directly or indirectly, of not less than 5% of the Voting Shares and has been such a beneficial owner for less than four years; or

(b) is an Affiliate of the corporation and at any time within two years prior thereto was the beneficial owner, directly or indirectly, for a period of less than four years of not less than 5% of the then outstanding Voting Shares; or

(c) is an assignee of or has otherwise succeeded to any shares of capital stock of the corporation which were at any time within two years prior thereto beneficially owned by any Interested Stockholder and such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

(2) The term "Substantial Stockholder" shall mean any person (other than the corporation or any Subsidiary; and other than any profit sharing, employee stock ownership or other employee benefit plan of the corporation or any subsidiary, or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who or which is the beneficial owner, directly or indirectly, of not less than 40% of the Voting Shares.

(3) For the purpose of determining whether a person is an Interested Stockholder or a Substantial Stockholder, the number of Voting Shares deemed to be outstanding shall include shares deemed beneficially owned by such person through application of subparagraph (4) of Paragraph (C) of Article Fourteenth, but shall not include any other Voting Shares that may be issuable pursuant to any agreement, or upon exercise of conversion rights, warranties or options, or otherwise.

(4) For purposes of this Article Fifteenth, the terms "Voting Shares," "beneficial owner," "person," "Affiliate," "Associate," "Subsidiary," and "Market Price" shall have the meanings set forth in Article Fourteenth of this Certificate of Incorporation, except that "Market Price" shall mean the last closing sale price or the last closing bid quotation immediately preceding the date in question instead of the highest closing sale price or the highest closing bid quotation during the 30-day period immediately preceding the date in question; and

(D) The Board of Directors shall have the power and the duty to determine for the purposes of this Article Fifteenth (a) whether the provisions of the Article are applicable to a particular transaction, (b) whether a person is an Interested Stockholder or a Substantial Stockholder, (c) the number of Voting Shares or other securities beneficially owned by any person, (d) whether a person is an Affiliate or Associate of another, (e) what the Market Price is and whether a price is above the Market Price as of a given date, and (f) whether any person nominating directors in accordance with Paragraph B.2. beneficially owns Voting Shares with an aggregate Market Price of at least $250,000.

~~**(E) Notwithstanding any other provisions of this Certificate of Incorporation or the By-laws of the corporation to the contrary (and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the by-laws of the corporation), any amendment, alteration, change or repeal of this Article Fifteenth of this Certificate of Incorporation shall require the affirmative vote of the holders of at least 80% of the then outstanding Voting Shares; provided, however, that this Paragraph E shall not apply to and such 80% vote shall not be required for, any amendment, alteration, change or repeal recommended to the stockholders by the majority vote of the Board of Directors and at the time such amendment, alteration, change or repeal is under consideration there is, to the knowledge of the Board of Directors, neither an Interested Stockholder nor a Substantial Stockholder.**~~

SIXTEENTH: No action required to be taken or which may be taken at any annual or special meeting of stockholders of the corporation may be taken without a meeting, and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied.

~~**Notwithstanding any other provisions of this Certificate of Incorporation or the By-laws of the corporation to the contrary (and notwithstanding the fact that a lesser percentage may be specified by law, this Certificate of Incorporation or the By-laws of the corporation), any amendment, alternation, change or repeal of this Article Sixteenth of this Certificate of Incorporation shall require the affirmative vote of the holders of at least 80% of the then outstanding Voting Shares; provided, however, that such 80% vote of the then outstanding vote shall not required for, any amendment, alteration, change or repeal recommended to the stockholders by the majority vote of the Board of Directors and at the time such amendment, alteration, change or repeal is under consideration there is, to the knowledge of the Board of Directors, neither an Interested Stockholder nor a Substantial Stockholder.**~~